Exhibit (d)(26)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO INVESTMENT SUBADVISORY AGREEMENT

(MetLife Multi-Index Targeted Risk Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated as of the 4th day of August, 2017, by and between Brighthouse Investment Advisers, LLC, (the “Manager”), and MetLife Investment Management, LLC (f/k/a MetLife Investment Advisors, LLC) (the “Subadviser”) with respect to the MetLife Multi-Index Targeted Risk Portfolio, a series of Brighthouse Funds Trust I, is entered into effective December 1, 2024.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Pursuant to Section 8 of the Agreement, Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets of the Portfolio assets allocated to the Subadviser by the Adviser:

0.200% on the first $250 million

0.185% on the next $250 million

0.150% on the next $500 million

0.140% on the assets over $1 billion

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Agreed and Accepted:

Brighthouse Investment Advisers, LLC		MetLife Investment Management, LLC

By:	/s/ Kristi Slavin	By:	/s/ Tim Rabe
Name:	Kristi Slavin	Name:	Tim Rabe
Title:	President	Title:	Senior Vice President

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